Profit/Loss Projections	2021	2022	2023	2024
Capital Expenditures (software development)	-$246,000	-	-	-
Operating Cost	-$201,986	-$608,972	-$1,055,261	-$1,818,120
Gross Revenue	$98,000	$366,623	$1,081,908	$3,252,724
Net (EBITDA)	-$349,986	-$242,350	$26,647	$1,434,604
Cumulative Earnings	-$349,986	-$592,336	-$565,689	$868,915

Revenue Projections Years 0-3	Annual Totals				
	2021 (P-Y)			**2022**	
	#	@	Total	#	@
MLT Contract (3-year)				5	$50,000.00
Merchant Loyalty Add-on				10	$200.00
Merchant Redemption Fees				1%	$160.00
User Redemption Fees				25%	$250.00
Charity Redemption Fees				10%	$100.00
Complementor Agreement					
Traipse Stand-Alone Contract (3-year)	6	$15,000.00	$90,000.00	5	$15,000.00
Traipse Add-On to MLT				4	$5,000.00
Traipse Event (one-time fee)	4	$2,000.00	$8,000.00	9	$2,000.00
Totals			$98,000.00		
Assumed MLT Paid Supply				6	$20,000.00
Recirculation % Goal				10%	(total xn vol:)
Assumed Biz Redemption %				80%	$16,000.00
Assumed User Redemption %				5%	$1,000.00
Assumed Charity Redemption %				5%	$1,000.00
Assumed Not Redeemed				10%	$2,000.00

	2023			2024		
Total	#	@	Total	#	@	Total
$250,000.00	12	$65,000.00	$780,000.00	30	$80,000.00	$2,400,000.00
$2,000.00	49	$300.00	$14,700.00	170	$450.00	$76,500.00
$960.00	0.80%	$256.00	$4,608.00	0.60%	$288.00	$13,824.00
$62.50	25%	$500.00	$9,000.00	25%	$750.00	$36,000.00
$600.00	10%	$200.00	$3,600.00	10%	$300.00	$14,400.00
	1	$50,000.00	$50,000.00	3	$100,000.00	$300,000.00
$75,000.00	5	$20,000.00	$100,000.00	5	$25,000.00	$125,000.00
$20,000.00	10	$6,000.00	$60,000.00	20	$7,000.00	$140,000.00
$18,000.00	24	$2,500.00	$60,000.00	49	$3,000.00	$147,000.00
$366,622.50		$144,756.00	$1,081,908.00		$216,788.00	$3,252,724.00
$120,000.00	18	$40,000.00	$720,000.00	48	$60,000.00	$2,880,000.00
$132,000.00	25%	(total xn vol:)	$900,000.00	50%	(total xn vol:)	$4,320,000.00
$96,000.00	80%	$32,000.00	$576,000.00	80%	$48,000.00	$2,304,000.00
$6,000.00	5%	$2,000.00	$36,000.00	5%	$3,000.00	$144,000.00
$6,000.00	5%	$2,000.00	$36,000.00	5%	$3,000.00	$144,000.00
$12,000.00	10%	$4,000.00	$72,000.00	10%	$6,000.00	$288,000.00

Per Community First Cohort						
Revenue Year One			**Revenue Year Two**			**Revenue Ye**
#	@	Total	#	@	Total	#
1	$50,000.00	$50,000.00	-	-	-	-
2	$200.00	$400.00	5	$300.00	$1,500.00	10
1%	$16,000.00	$160.00	0.80%	$32,000.00	$256.00	0.60%
25%	$1,000.00	$250.00	25%	$2,000.00	$500.00	25%
10%	$1,000.00	$100.00	10%	$2,000.00	$200.00	10%
Subtotal		$50,910.00			$2,456.00	
With Traipse						
1	$5,000.00	$5,000.00				
1	$2,000.00	$2,000.00	1	$2,500.00	$2,500.00	1
Subtotal		$7,000.00			$2,500.00	
Total		$57,910.00			$7,456.00	
		Total 3-year single-community revenue, 1st cohort:				$77,204.00
		Total 3-year single-community cost, 1st cohort:				-$64,900.00
		Total 3-year single-community net, 1st cohort:				$12,304.00
			Year 0	Year 1	Year 2	Year 3
		expenses	-$4,500	-$31,867	-$14,267	-$14,267
		revenues		$57,910	$7,456	$11,838
		net	-$4,500	$26,043	-$6,811	-$2,429
		cumulative	-$4,500	$21,543	$14,733	$12,304

		Per Community Second Cohort			
ar Three		**Revenue Year One**			**Revenue Year Tw**
@	Total	#	@	Total	#
-	-	1	$65,000.00	$65,000.00	-
$450.00	$4,500.00	2	$300.00	$600.00	5
$48,000.00	$288.00	1%	$32,000.00	$256.00	0.80%
$3,000.00	$750.00	25%	$2,000.00	$500.00	25%
$3,000.00	$300.00	10%	$2,000.00	$200.00	10%
	$5,838.00	Subtotal		$66,556.00	
		With Traipse			
		1	$6,000.00	$6,000.00	
$3,000.00	$3,000.00	1	$2,500.00	$2,500.00	1
	$3,000.00	Subtotal		$8,500.00	
	$11,838.00	Total		$75,056.00	
				Total 3-year single-community rev	
				Total 3-year single-community cos	
				Total 3-year single-community net	
Total					
-$64,900					
$77,204					
$12,304					

					Per Community
wo		**Revenue Year Three**			**Revenue Year Or**
@	Total	#	@	Total	#
-	-	-	-	-	1
$450.00	$2,250.00	10	$540.00	$5,400.00	2
$48,000.00	$384.00	0.60%	$57,600.00	$345.60	1%
$3,000.00	$750.00	25%	$3,600.00	$900.00	25%
$3,000.00	$300.00	10%	$3,600.00	$360.00	10%
	$3,684.00			$7,005.60	Subtotal
					With Traipse
					1
$3,000.00	$3,000.00	1	$3,600.00	$3,600.00	1
	$3,000.00			$3,600.00	Subtotal
	$9,684.00			$14,205.60	Total
enue, 2nd cohort:		$98,945.60			
t, 2nd cohort:		-$64,883.00			
, 2nd cohort:		$34,062.60			

Third Cohort							
ne		Revenue Year Two			Revenue Year Th	ree	
@	Total	#	@	Total	#	@	Total
$80,000.00	$80,000.00	-	-	-	-	-	-
$450.00	$900.00	5	$540.00	$2,700.00	10	$648.00	$6,480.00
$48,000.00	$480.00	0.80%	$57,600.00	$460.80	0.60%	$69,120.00	$414.72
$3,000.00	$750.00	25%	$3,600.00	$900.00	25%	$4,320.00	$1,080.00
$3,000.00	$300.00	10%	$3,600.00	$360.00	10%	$4,320.00	$432.00
	$82,430.00			$4,420.80			$8,406.72
$7,000.00	$7,000.00						
$3,000.00	$3,000.00	1	$3,600.00	$3,600.00	1	$4,320.00	$4,320.00
	$10,000.00			$3,600.00			$4,320.00
	$92,430.00			$11,620.80			$17,046.72
	Total 3-year single-community revenue, 3rd cohort:				$121,097.52		
	Total 3-year single-community cost, 3rd cohort:				-$55,676.25		
	Total 3-year single-community net, 3rd cohort:				$65,421.27		

Operating Expense Projections Years 0-3

2021 Part-Year Expenses (starting 4/1/21)		
General		
Payroll		$132,550.00
CEO (0.9 MLT; 0.1 Traipse)	$60,000.00	
COO (0.4 Traipse; 0.3 MLT; 0.3 GMS)	$48,000.00	
Sales (FT, starting 10/1/20)	$12,500.00	
Payroll Taxes/Benefits (10%)	$12,050.00	
Contract Labor		$20,000.00
Local Staunton Rep (starting 7/1/21)	$20,000.00	
Professional Services		$7,100.00
Legal	$5,000.00	
Licenses/Corp Fees	$600.00	
Accounting	$1,500.00	
Office		$6,675.00
Supplies	$675.00	
Space (10% Sta., 90% DC)	$6,000.00	
Business Development		$13,750.00
Sales Expenses	$10,000.00	
Direct Marketing	$1,250.00	
Sales Travel	$2,500.00	
Tech Hosting/Software		$9,900.00
Software/Subscriptions	$900.00	
Hosting/Serving	$9,000.00	
My Local Token		
MLT Software Development		$226,000.00
Testing Prototype	$60,000.00	
Full platform	$146,000.00	
Traipse app integration	$20,000.00	
MLT Transaction Fees (on ~$1k)		$11.00
Intra-MLT (gas) 0.1%	$1.00	
MLT-USD redemption 1%	$10.00	
MLT Pilot		$10,000.00
Promotion	$5,000.00	
Travel	$3,000.00	

2022 Expenses		
General		
Payroll		$385,560.00
CEO	$81,600.00	
COO	$67,200.00	
Sales	$52,500.00	
CTO	$70,000.00	
Onboarding Rep for 5 communities	$50,000.00	
Payroll Taxes/Benefits (20%)	$64,260.00	
Contract Labor		$55,000.00
HR/Acctng/Admin (0.5 FTE)	$35,000.00	
On-call support for 6 communities (0.5 FTE)	$20,000.00	
Professional Services		$12,400.00
Legal	$10,000.00	
Licenses/Corp Fees	$2,400.00	
Office		$19,000.00
Supplies	$1,000.00	
Space	$18,000.00	
Business Development		$27,500.00
Sales Expenses	$20,000.00	
Direct Marketing	$2,496.00	
Sales Travel	$5,004.00	
Tech Hosting/Software		$13,300.00
Software/Subscriptions	$1,800.00	
Hosting/Serving	$11,500.00	
(Software Development > CTO)		
MLT Transaction Fees (see rev)		$1,212.00
Intra-MLT (gas) 0.1%	$132.00	
MLT-USD redemption 1%	$1,080.00	
	$0.00	
MLT Contracts	$0.00	$88,000.00
Promotion	$60,000.00	
Travel	$15,000.00	

2023 Expenses		
General		
Payroll		$697,231.33
CEO	$89,760.00	
COO	$73,920.00	
Onboarding Rep for 12 communities (2.0 F	$105,000.00	
On-call support for 18 communities (1.5 FT	$62,916.67	
Sales (2 FTE)	$110,250.00	
HR/Acctng/Admin	$65,000.00	
CTO	$77,000.00	
Traipse Associate	$50,000.00	
Payroll Taxes/Benefits (20%)	$63,384.67	
Professional Services		$14,000.00
Legal	$10,000.00	
Licenses/Corp Fees	$4,000.00	
Office		$32,000.00
Supplies	$2,000.00	
Space	$30,000.00	
Business Development		$48,750.00
Sales Expenses	$30,000.00	
Direct Marketing	$6,250.00	
Sales Travel	$12,500.00	
Tech Hosting/Software		$17,500.00
Software/Subscriptions	$2,500.00	
Hosting/Serving	$15,000.00	
MLT Transaction Fees (see rev)		$7,380.00
Intra-MLT (gas) 0.1%	$900.00	
MLT-USD redemption 1%	$6,480.00	
MLT Contracts		$221,400.00
Promotion	$145,000.00	
Travel	$37,500.00	

2024 Expenses		
General		
Payroll		$866,880.30
CEO	$98,736.00	
COO	$81,312.00	
Onboarding Rep for 30 communities (3.0 F	$165,375.00	
On-call support for 48 communities (3 FTE)	$121,437.50	
Sales (2 FTE)	$115,762.50	
HR/Acctng/Admin	$68,250.00	
CTO	$84,700.00	
Traipse Associate	$52,500.00	
Payroll Taxes/Benefits (20%)	$78,807.30	
Professional Services		$16,000.00
Legal	$10,000.00	
Licenses/Corp Tax	$6,000.00	
Office		$43,000.00
Supplies	$3,000.00	
Space	$40,000.00	
Business Development		$64,000.00
Sales Expenses	$40,000.00	
Direct Marketing	$9,000.00	
Sales Travel	$15,000.00	
Tech Hosting/Software		$23,000.00
Software/Subscriptions	$3,000.00	
Hosting/Serving	$20,000.00	
MLT Transaction Fees (see rev)		$30,240.00
Intra-MLT (gas) 0.1%	$4,320.00	
MLT-USD redemption 1%	$25,920.00	
MLT Contracts		$741,000.00
Promotion	$480,000.00	
Travel	$120,000.00	

Subsidy	$2,000.00		
Traipse		$22,000.00	
Promotion	$1,000.00		
Travel	$1,000.00		
Traipse App software development	$20,000.00		
Total 2021 Part-Year Expenses		**$447,986.00**	

Subsidy	$12,000.00		
Merchant Rewards Pools	$1,000.00		
Traipse Contracts		$7,000.00	
Promotion	$5,000.00		
Travel	$2,000.00		
(Software Development > CTO)			
Total 2022 Expenses		**$608,972.00**	

Subsidy	$34,000.00		
Merchant Rewards Pools	$4,900.00		
Traipse Contracts		$17,000.00	
Promotion	$12,000.00		
Travel	$5,000.00		
Total 2023 Expenses		**$1,055,261.33**	

Subsidy	$96,000.00		
Merchant Rewards Pools	$45,000.00		
Traipse Contracts		$34,000.00	
Promotion	$24,000.00		
Travel	$10,000.00		
Total 2024 Expenses		**$1,818,120.30**	

Operating Expense Projections - 21 Months										
2021 totals			2022 totals			Monthly - 21 months	April 2021	May 2021	June 2021	July 2021
General			*General*							
Payroll		$132,550	**Payroll**		$385,560	**Payroll**				
CEO (0.9 MLT; 0.1 Traipse)	$60,000		CEO	$81,600		CEO	$6,400	$6,400	$6,400	$6,800
COO (0.4 Traipse; 0.3 MLT; 0.3 GMS)	$48,000		COO	$67,200		COO	$4,800	$4,800	$4,800	$5,600
Sales (starting 10/1/20)	$12,500		Sales	$52,500		Sales	-	-	-	-
			In-house CTO	$70,000		CTO				
			Onboarding Rep for 5 communities	$50,000		Onboarding Rep				
Payroll Taxes/Benefits (10%)	$12,050		Payroll Taxes/Benefits (20%)	$64,260		Payroll Taxes/Benefits	$1,120	$1,120	$1,120	$1,240
Contract Labor		$20,000	**Contract Labor**		$55,000	**Contract Labor**				
Local Support Rep	$20,000		On-call support for 6 communities (0.5 FTE)	$20,000		Local/On-Call Support Rep				$3,333
			HR/Acctng/Admin (0.5 FTE)	$35,000		HR/Acctng/Admin (0.5 FTE)				
Professional Services		$7,100	**Professional Services**		$12,400	**Professional Services**				
Legal	$5,000		Legal	$10,000		Legal Services				$833
Licenses/Corp Tax	$600		Licenses/Corp Tax	$2,400		Licenses/Corp Fees				
Accounting	$1,500					Accounting	$100	$100	$100	$200
Office		$6,675	**Office**		$19,000	**Office**				
Supplies	$675		Supplies	$1,000		Supplies	$75	$75	$75	$75
Space (10% Sta., 90% DC)	$6,000		Space	$18,000		Space	$200	$200	$200	$900
Business Development		$13,750	**Business Development**		$27,500	**Business Development**				
Sales Expenses	$10,000		Sales Expenses	$20,000		Sales Expenses				
Direct Marketing	$1,250		Direct Marketing	$2,496		Direct Marketing	$250	$250	$250	
Sales Travel	$2,500		Sales Travel	$5,004		Sales Travel	$250	$250	$250	$250
Tech Hosting/Software		$9,900	**Tech Hosting/Software**		$13,300					
Software/Subscriptions	$900		Software/Subscriptions	$1,800		Software/Subscriptions	$100	$100	$100	$100
Hosting/Serving	$9,000		Hosting/Serving	$11,500		Hosting/Serving	$1,000	$1,000	$1,000	$1,000
My Local Token										
MLT Software Development		$226,000	*(Software Development > CTO)*			**MLT Software Development**				
MVP Prototype	$60,000					MVP Prototype	$20,000	$20,000	$20,000	
Full platform	$146,000					Full platform			$24,333	$24,333
Traipse app enhancements	$20,000					Traipse app enhancements			$5,000	$5,000
MLT Transaction Fees (on ~$1k)		$11	**MLT Transaction Fees (see rev)**		$1,212	**MLT Transaction Fees (see rev)**				
Intra-MLT (gas) 0.1%	$1		Intra-MLT (gas) 0.1%	$132		Intra-MLT (gas) 0.1%				
MLT-USD redemption 1%	$10		MLT-USD redemption 1%	$1,080		MLT-USD redemption 1%				
MLT Test Market		$10,000	**MLT Contracts**		$88,000	**MLT Contracts**				
Promotion	$5,000		Promotion	$60,000		Promotion				
Travel	$3,000		Travel	$15,000		Travel				

August 2021	September 2021	October 2021	November 2021	December 2021	January 2022	February 2022	March 2022	April 2022	May 2022	June 2022	July 2022	August 2022
$6,800	$6,800	$6,800	$6,800	$6,800	$6,800	$6,800	$6,800	$6,800	$6,800	$6,800	$6,800	$6,800
$5,600	$5,600	$5,600	$5,600	$5,600	$5,600	$5,600	$5,600	$5,600	$5,600	$5,600	$5,600	$5,600
-	-	$4,167	$4,167	$4,167	$4,375	$4,375	$4,375	$4,375	$4,375	$4,375	$4,375	$4,375
					$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833
					$4,167	$4,167	$4,167	$4,167	$4,167	$4,167	$4,167	$4,167
$1,240	$1,240	$1,657	$1,657	$1,657	$5,355	$5,355	$5,355	$5,355	$5,355	$5,355	$5,355	$5,355
$3,333	$3,333	$3,333	$3,333	$3,333	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667
					$2,917	$2,917	$2,917	$2,917	$2,917	$2,917	$2,917	$2,917
$833	$833	$833	$833	$833	$833	$833	$833	$833	$833	$833	$833	$833
		$200	$200	$200		$2,000						$400
$200	$200	$200	$200	$200								
$75	$75	$75	$75	$75	$83	$83	$83	$83	$83	$83	$83	$83
$900	$900	$900	$900	$900	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500
$2,000	$2,000	$2,000	$2,000	$2,000			$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
		$250	$250		$208	$208	$208	$208	$208	$208	$208	$208
$250	$250	$250	$500	$250	$417	$417	$417	$417	$417	$417	$417	$417
$100	$100	$100	$100	$100	$150	$150	$150	$150	$150	$150	$150	$150
$1,000	$1,000	$1,000	$1,000	$1,000	$958	$958	$958	$958	$958	$958	$958	$958
$24,333	$24,333	$24,333	$24,333									
$5,000	$5,000											

September 2022	October 2022	November 2022	December 2022
$6,800	$6,800	$6,800	$6,800
$5,600	$5,600	$5,600	$5,600
$4,375	$4,375	$4,375	$4,375
$5,833	$5,833	$5,833	$5,833
$4,167	$4,167	$4,167	$4,167
$5,355	$5,355	$5,355	$5,355
$1,667	$1,667	$1,667	$1,667
$2,917	$2,917	$2,917	$2,917
$833	$833	$833	$833
$83	$83	$83	$83
$1,500	$1,500	$1,500	$1,500
$2,000	$2,000	$2,000	$2,000
$208	$208	$208	$208
$417	$417	$417	$417
$150	$150	$150	$150
$958	$958	$958	$958

Subsidy	$2,000		Subsidy
			Merchant Rewards Pools
Traipse			
Contract Fulfillment		$22,000	**Contract Fulfillment**
Promotion	$1,000		Promotion
Travel	$1,000		Travel
Traipse App software development	$20,000		*(Software Development > CTO)*
Total 2021 P-Y Expenses		**$447,986**	**Total 2022 Expenses**

$12,000		Subsidy
$1,000		Merchant Rewards Pools
	$7,000	**Contract Fulfillment**
$5,000		Promotion
$2,000		Travel
		(Software Development > CTO)
	$608,972	

Variable Costs Per Community Client - Year 1			Total MLT Communities:	6	
(Annualized, first 5 communities)			New MLT Communities:	5	
			Year -1 (2021)	Year 1 (2022)	Years 2 & 3 (2023-24)
	Base Pay Expense	FTE per contract			
Business Development					
Sales Staff	$12,500.00	0.200	$2,500.00		
Sales Expenses			$500.00		
Sales Direct Mktg			$500.00		
Sales Travel			$1,000.00		
Fulfillment					
Onboarding Staff	$50,000.00	0.200		$10,000.00	
Support Staff	$50,000.00	0.083		$4,166.67	$4,166.67
Tech Scaling				$500.00	
Promotion				$10,000.00	$5,000.00
Travel				$2,500.00	$1,500.00
Subsidy				$2,000.00	$2,000.00
Yearly Subtotal w/o Traipse			**$4,500.00**	**$29,166.67**	**$12,666.67**
Contract 3-year Subtotal w/o Traipse					**$59,000.00**
Traipse Add-On					
Promotion				$500.00	$500.00
Travel				$200.00	$100.00
Staffing				$2,000.00	$1,000.00
Yearly Traipse Add-On Subtotal				**$2,700.00**	**$1,600.00**
Contract 3-year Traipse Add-On Subtotal					**$5,900.00**
Contract 3-Year Total w/ Traipse					**$64,900.00**

Variable Costs Per Community Client - Year 2			Total MLT Communities:	18	
(Annualized, subsequent batch of 12 communities)			New MLT Communities:	12	
			Year -1 (2022)	Year 1 (2023)	Years 2 & 3 (2024-25)
	Base Pay Expense	FTE per contract			
Business Development					
Sales Staff	$52,500.00	0.083	$4,375.00		
Sales Expenses			$208.00		
Sales Direct Mktg			$208.00		
Sales Travel			$417.00		
Fulfillment					
Onboarding Staff	$52,500.00	0.167		$8,750.00	
Support Staff	$52,500.00	0.083		$4,375.00	$4,375.00
Tech Scaling				$400.00	
Promotion				$10,000.00	$5,000.00
Travel				$2,500.00	$1,500.00
Subsidy				$2,000.00	$2,000.00
Yearly Subtotal w/o Traipse			**$5,208.00**	**$28,025.00**	**$12,875.00**
Contract 3-year Subtotal w/o Traipse					**$58,983.00**
Traipse Add-On					
Promotion				$500.00	$500.00
Travel				$200.00	$100.00
Staffing				$2,000.00	$1,000.00
Yearly Traipse Add-On Subtotal				**$2,700.00**	**$1,600.00**
Contract 3-year Traipse Add-On Subtotal					**$5,900.00**
Contract 3-Year Total w/ Traipse					**$64,883.00**

Variable Costs Per Community Client - Year 3 (Annualized, subsequent batch of 30 communities)			Total MLT Communities:	48	
			New MLT Communities:	30	
			Year -1 (2023)	**Year 1 (2024)**	**Years 2 & 3 (2025-26)**
	Base Pay Expense	FTE per contract			
Business Development					
Sales Staff	$55,125.00	0.067	$3,675.00		
Sales Expenses			$125.00		
Sales Direct Mktg			$125.00		
Sales Travel			$250.00		
Fulfillment					
Onboarding Staff	$55,125.00	0.100		$5,512.50	
Support Staff	$55,125.00	0.050		$2,756.25	$2,756.25
Tech Scaling				$320.00	
Promotion				$10,000.00	$5,000.00
Travel				$2,500.00	$1,500.00
Subsidy				$2,000.00	$2,000.00
Yearly Subtotal w/o Traipse			**$4,175.00**	**$23,088.75**	**$11,256.25**
Contract 3-year Subtotal w/o Traipse					**$49,776.25**
Traipse Add-On					
Promotion				$500.00	$500.00
Travel				$200.00	$100.00
Staffing				$2,000.00	$1,000.00
Yearly Traipse Add-On Subtotal				**$2,700.00**	**$1,600.00**
Contract 3-year Traipse Add-On Subtotal					**$5,900.00**
Contract 3-Year Total w/ Traipse					**$55,676.25**